March 28, 2012

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 8, 2011
File No. 001-32221
Response to Staff Comment Letter dated February 24, 2012

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on March 14, 2012 regarding the Company’s response dated February 29, 2012, concerning the Company’s annual report on Form 20-F filed on April 8, 2011, as amended on September 8, 2011 (the “2010 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 4 and have provided responses immediately below such comments.

SEC Comment No. 1.

Annual Report on Form 20-F for the year ended December 31, 2010
Item 15. Controls and Procedures, page 104

1)      We note from your response to our prior comment 2 that the limitation in your New Skies system came to your attention during 2010. We further note that you also determined this limitation to be a significant deficiency at that time. Given that a “material weakness” is defined as a deficiency in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis, please provide us with the basis for your conclusions included in Item 15 of your Annual Report on Form 20-F for the year ended December 31, 2010 that internal controls over financial reporting were effective. Your response should clearly explain why you believed that the deficiency in the New Skies system did not give rise to a reasonable possibility that the financial statements for the year ended December 31, 2010 would not be materially misstated since you cannot determine the appropriate period to which the aggregate error related, and if the aggregate error did primarily relate to 2010, the impact would have been material to your financial statements for that period. We may have further comment upon receipt of your response. Refer to the guidance outlined in PCAOB Auditing Standard 5, paragraph A7.

Mrs. Linda Cvrkel Page 2	March 28, 2012

Response to Comment No. 1.

As described in our response to the Staff’s prior comment No. 2, the facts leading to the discovery of the error are as follows:

1 – When the volume of interline revenues started increasing at the end 2008, the Company began to identify certain operations-related issues with its previous reservations, ticketing and boarding pass issuance system, New Skies.  With the tendency of increasing interline revenues, the Company still in 2008 decided to complement New Skies with the ARACS system for the recording of back-office transactions. The New Skies continued to issue tickets and boarding passes. The implementation was phased with additional modules being implemented every few months. Meanwhile, the Company continued to use New Skies for functions which ARACS was intended to complement until the relevant modules were implemented.

2 – In October 2010 the Company began implementation of the ARACS revenue recognition module. In April 2011 the Company completed implementation of this module. During the final stages of implementation of this module, when comparing available preliminary test data from the first quarter of 2011 from the ARACS system with the same data from the New Skies system, the Company identified an error relating to the manner in which the New Skies system calculated revenue on interline ticket sales. Interline ticket sales are sales of Company flights by other airline carriers under so-called interline agreements. Pursuant to these agreements an international carrier may use the Company for its local segments and will pay a previously contracted price, which may be different than spot ticket prices. Spot prices are defined by Company policy on a flight by flight basis and are a function of occupancy, time of the year, destination and reaction to competitors’ commercial strategies. New Skies properly recorded interline sales as deferred revenue based on interline agreement prices. However, when the New Skies system released the deferred revenue into revenue, current spot rates were used. Consequently, the error could be an overstatement or understatement of revenue, depending on the difference between the interline agreement prices and the respective spot prices.

3 – This error was identified shortly before publication of the Company’s 2010 annual financial statements in Brazil on February 23, 2011, which were attached as an exhibit to its current report on form 6-K furnished to the Commission on February 24, 2011. At that time the Company had not and could not have identified or quantified the size of this error.

4 – On April 8, 2011 the Company filed its annual report on Form 20-F for the year ended December 31, 2010 with the Commission. At that time the Company still had not and could not have quantified the size of this error.

Mrs. Linda Cvrkel Page 3	March 28, 2012

5 – However, by both the time it published its 2010 annual financial statements and filed its 2010 20-F the Company had determined that:

(i) interline sales were small, between 0.9% and 3.2% of total revenues in 2008, 2009, and 2010,

(ii) the Company had controls and procedures in place to properly process and recognize revenues relating to more than 96% of its total revenues for the year ended December 31, 2010; and

(iii) while the Company was aware that the difference between the interline agreement price and the spot price would directly impact net income, the Company determined that this difference was not expected to have a material impact.

6 – At that time, based on the above facts, the Company concluded that the deficiency in internal control relating to this error would not result in a reasonable possibility that a material misstatement of the Company’s financial statements existed. However, the Company did conclude that the New Skies system limitations were a significant deficiency and therefore, management communicated this deficiency to the audit committee given their responsibility of overseeing the company’s financial reporting.

However, upon review and response to the Staff’s comment letters, the Company performed additional analysis, including the materiality analysis described in our response to the Staff’s comment 2 below, and concluded that in light of the New Skies system limitations there was a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis.

Therefore, the Company has revised its classification of this deficiency from a “significant deficiency” to a “material weakness” as of December 31, 2010 and will file an amendment to its 2010 Form 20-F, prior to the filing of its annual report on Form 20-F for the year ended December 31, 2011, to reflect the following changes:

•         revise the disclosure in Item 15 – Controls and Procedures to reflect the material weakness relating to the revenue recognition error and to conclude that internal controls over financial reporting was not effective at December 31, 2010;

•         include the reissued Management’s Report on Internal Control over Financial Reporting to report the material weakness and the change in conclusion;

•         include the reissued report of Deloitte Touche Tohmatsu Auditores Independentes on management’s conclusion on internal controls over financial reporting modified to report the material weakness; and

•         revise the conclusion with respect to disclosure controls and procedures.

Mrs. Linda Cvrkel Page 4	March 28, 2012

In addition, the Company confirms that as of April 2011, upon completing implementation of the ARACS system revenue recognition module, revenue on interline ticket sales is recognized adequately. As a result, the material weakness has been remediated.

SEC Comment No. 2.

Report on Form 6-K filed May 2, 2011
Report on Form 6-K filed May 11, 2011

2)      We note from the materiality analysis provided in connection with your response to our prior comment 2 that the R$56,760 adjustment recognized during 2011 represented approximately 15% of your net income before taxes and 17% of net income on an after tax basis for the year ended December 31, 2010. We also note from your response that tickets sold as advance ticket sales expire in 12 months from the date of sale. Given that the adjustment accumulated over time, or as noted in your response from approximately 2008 until the time the error became known in 2010, and that the adjustment appears material to December 31, 2010 net income, we continue to believe that the R$56,760 correction of an error should have been applied to the December 31, 2010 financial statements since your response dated December 22, 2011 indicates it was discovered during the first quarter of 2011 which ended March 31, 2011, and is prior to the issuance and filing of your 2010 financial statements in your Annual Report on Form 20-F on April 8, 2011. Although we note that IAS 8, paragraph 44 allows the correction of an error to be applied in the current period when it is impracticable to determine the  period specific amounts, your response clearly states that the advance ticket sales that gave rise to the errors began to increase and therefore become material beginning in 2008 and came to your attention in 2010. Therefore, it is unclear why you state that cannot determine whether the difference related to the current (2011) or prior periods. Retrospective restatement in IAS 8 is required to a period as far back as practicable. You also state you cannot determine the period specific amounts from 2008 through 2010, however, you confirm that the errors became known in 2010 and therefore, we believe 2010 is the earliest period for which restatement is possible. Please restate your December 31, 2010 financial statements or clearly explain why you do not believe 2010 is the earliest period for which retrospective restatement is required. We may have further comment upon receipt of your response.

Response to Comment No. 2.

As described in our response to the Staff’s comment No. 1, this error was discovered shortly before publication of the Company’s 2010 annual financial statements in Brazil on February 23, 2011, which were attached as an exhibit to its current report on form 6-K furnished to the Commission on February 24, 2011. At that time, the Company had not and could not have identified or quantified the size of this error. Additionally, on April 8, 2011, the Company filed its annual report for the year ended December 31, 2010 with the Commission and, at that time, the Company still had not and could not have quantified the size of this error.

Mrs. Linda Cvrkel Page 5	March 28, 2012

For the purposes of assessing the materiality of this error as discussed further below, the following table presents an analysis of the Company’s interline sales as a percentage of total revenues for each respective affected periods:

	For the year ended December 31,			For the three-month period ended March 31, 2011
	2008	2009	2010
	(in millions of Brazilian reais)
Interline sales	55,827	75,201	221,871	80,411
Total revenues	6,406,193	6,025,382	6,979,447	1,838,962

Interline sales as a percentage of total revenues	0.87%	1.25%	3.18%	4.37%

As the implementation of the ARACS revenue recognition module proceeded in late March 2011, the Company went back to its New Skies system to manually quantify the error using March 31, 2011 data. By April 28, 2011 the Company was able to quantify the total difference in deferred revenues but was not able to determine how much of that error belonged to each of the periods since 2008.

Finally, on May 10, 2011, the Company published its 2011 first quarter financial statements, reflecting the total amount of the error as an adjustment to its results of operations.  The Company believed this was the most appropriate way to handle the error as: (1) it was unclear the amount of the error that belonged in a specific prior period, (2) based upon quantitative and qualitative factors the Company believed the error to be immaterial to prior periods, (3) the Company believed that (i) a portion of the error did relate to the first quarter of 2011, (ii) the total amount of the error would not be material to 2011, and (iii) an investor was best served by recognizing this error in 2011, rather than following the guidance in IAS 8 and restating an opening balance sheet.

Mrs. Linda Cvrkel Page 6	March 28, 2012

Since the Company is unable to determine the exact effects of this error on the respective periods to which it relates, for analytical purposes only, the Company has allocated this amount based on the same proportion as each period’s interline revenues bear to total interline revenues for the periods affected, as follows:

	For the year ended December 31,			For the three months ended March 31, 2011	Total
	2008	2009	2010
	(in millions of Brazilian reais)
Interline sales	55,827	75,201	221,871	80,411	433,310
As a percentage total interline sales	12.9%	17.4%	51.2%	18.6%	100.0%

Allocation of error (pre-tax)	7,313	9,851	29,063	10,533	56,760
Allocation of error (post-tax)	4,826	6,501	19,182	6,952	37,462

The Company presents below a quantitative materiality analysis using the above allocation of this error:

	For the year ended December 31,			For the three-month period ended March 31, 2011
	2008	2009	2010
	(in millions of Brazilian reais)
Total liabilities	7,131,865	8,720,120	9,063,847	9,021,205
Error impact	0.10%	0.11%	0.32%	0.12%

Shareholder’s equity	2,582,579	2,609,986	2,929,169	2,984,935
Error impact	0.28%	0.38%	0.99%	0.35%

Consolidated sales and service revenues	6,406,193	6,025,382	6,979,447	1,838,962
Error impact	0.11%	0.16%	0.42%	0.57%

Net income before taxes	(1,195,042)	756,136	386,496	52,704
Error impact	(0.61)%	1.30%	7.52%	19.99%

Net income	(1,239,347)	890,832	214,197	31,934
Error impact	(0.39)%	0.73%	8.96%	21.77%

Based on the additional analysis above and considering that (i) the error accumulated between 2008 and the first quarter of 2011 and (ii) the New Skies system has limitations that do not allow to reprocess historical data to identify the amount of the error relating to each of the periods affected, the Company reviewed its conclusion as to the materiality of the error as to each year and believes it would not be appropriate to record the error in the results of operations for the first quarter of 2011. In accordance with IAS 8 paragraph 44, the Company believes that the correction of this error should be recorded in its opening balance of accumulated net profit as of January 1, 2011 in the financial statements that will be included in the annual report on Form 20-F for the year ended December 31, 2011.

Mrs. Linda Cvrkel Page 7	March 28, 2012

In addition, the Company has furnished amended current reports on Form 6-K with revised interim financial statements for each of the three-month periods ended March 31, June 30 and September 30, 2011 to reclassify the record the correction of the error in its opening balance of accumulated net profit as of January 1, 2011.

SEC Comment No. 3

3)      Additionally, please explain what, if any, efforts were undertaken by the company to identify and quantify the specific period or periods to which the overall error relates. If the company made no efforts to determine the amounts of the errors related to each of the effected periods (i.e., 2008 through 2011), please explain why management believes this is appropriate given that all registrants are expected to maintain accurate financial books and records.

Response to Comment No. 3.

As described in the Company’s responses above, the Company was unable to calculate the impacts of this error for each of the periods presented given the limitation of the New Skies system. In order to calculate the effect for each period the Company would have had to identify every individual interline flight passenger, obtain the respective interline agreement and spot prices and manually perform the adjustment, which would not be feasible. However, since (i) other than this error, the historical information provided by the New Skies system was complete and accurate, (iii) prior to interline sales becoming more relevant, the Company identified the need for enhancements and implemented the ARACS revenue recognition module to address this issue, and (iii) upon implementation of the ARACS revenue recognition module all revenue information is complete and accurate, the Company believes that the inability to reprocess historical data generated by the New Skies system did not signify that the Company was unable to maintain accurate financial books and records.

SEC Comment No. 4

4)      In a related matter, your statutory financials filed in a Form 6-K on May 11, 2011 do not appear to include disclosure of the R$120 million adjustment, or more specifically the R$56,760 that relates primarily to prior periods. In this regard, please revise your report on Form 6-K filed on May 11, 2011 to disclose information regarding this error in your first quarter 2011 interim financial statements as required by IAS 34, paragraph 15B(g).

Mrs. Linda Cvrkel Page 8	March 28, 2012

Response to Comment No. 4.

The Company has furnished amended current reports on Form 6-K with revised interim financial statements for each of the three-month periods ended March 31, June 30 and September 30, 2011 to reclassify the record correcting the error in its opening balance of accumulated net profit as of January 1, 2011.

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Leonardo Porciúncula Gomes Pereira
Gol Linhas Aéreas Inteligentes S.A.
By: Leonardo Porciúncula Gomes Pereira
Title: Executive Vice President, Chief Financial and Investor Relations Officer

cc: Heather Clark, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP